  Exhibit 99.1

High Tide Places 38th on The Globe and Mail's Fifth-Annual Ranking of Canada's Top Growing Companies

The Company Celebrates its Third Consecutive Year on This Prestigious List

CALGARY, AB, Sept. 29, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it placed No. 38 on the 2023 Report on Business ranking of Canada's Top Growing Companies.

Canada's Top Growing Companies ranks Canadian companies on three-year revenue growth. High Tide earned its spot with a three-year growth of 1,040%.

This follows the Company's 2022 ranking of 21st out of 430 companies, with a three-year growth rate of 1,970%.

"The Globe and Mail, Canada's newspaper of record, has, for the third year in a row, recognized High Tide's exponential growth, ranking us 38th out of 425 on its annual ranking of Canada's Top Growing Companies due to our three-year revenue growth rate of 1,040%. Receiving this honour three years running is a testament to our ability to continue to execute our strategic plan, which recently resulted in High Tide becoming one of a select few publicly traded cannabis companies in North America to report positive free cash flow," said Raj Grover, President and Chief Executive Officer of High Tide.

"This three-year revenue growth rate was achieved without any bricks-and-mortar presence in the United States, the world's largest and most lucrative cannabis market. As the pace of federal regulatory and legislative reform picks up, we are keenly looking forward to broadening our global ambitions by bringing our innovative discount club model to Americans. High Tide is already the fastest-growing retailer in the Americas' according to the Financial Times, and I am confident that once the regulatory environment permits, we can exceed expectations in the U.S., as we have done in Canada, and eventually become a top five multi-state operator," added Mr. Grover.

Canada's Top Growing Companies is an editorial ranking that was launched in 2019. It aims to bring the accomplishments of innovative businesses in Canada to the forefront. In order to qualify for this voluntary program, companies had to complete an in-depth application process and fulfill requirements. In total, 425 companies earned a spot on this year's ranking.

The full list of 2023 winners, along with editorial coverage, is published in the October issue of Report on Business magazine. The list is out now and online here.

"Canada's Top Growing Companies acknowledges the drive and ingenuity displayed by Canadian business," says Dawn Calleja, Editor of Report on Business magazine. "This year's ranking serves as an inspiration for future business owners."

"This year's Report on Business magazine's list of Top Growing Companies shows how innovative ideas always rise to the top, perhaps even more so in times of uncertainty," says Andrew Saunders, CEO of The Globe and Mail. "The Globe and Mail congratulates this year's winners for meeting and surpassing those economic challenges."

About The Globe and Mail

The Globe and Mail is Canada's foremost news media company, leading the national discussion and causing policy change through brave and independent journalism since 1844. With our award-winning coverage of business, politics and national affairs, The Globe and Mail newspaper reaches 6.2 million readers every week in our print or digital formats, and Report on Business magazine reaches 2.7 million readers in print and digital every issue. Our investment in innovative data science means that as the world continues to change, so does The Globe. The Globe and Mail is owned by Woodbridge, the investment arm of the Thomson family.

Stock Options Grant

In addition, High Tide announced the grant of 2,235,457 incentive stock options (each an "Option") to various employees, consultants, directors and officers of the Company (together, the "Eligible Participants"). Each Option is exercisable to purchase one common share in the capital of the Company at a price of $2.75 per common share for a period of three years from the date of grant and vests over a two-year period. A portion of the Options granted, namely 929,124 Options (the "Additional Options"), are being granted conditionally to certain Eligible Participants to supplement outstanding options that were previously granted which either: * expire in the near term; or (y) have exercise prices significantly higher than the Company's current trading prices, and as such no longer represented a realistic incentive to motivate such holders. The Additional Options are conditional upon the holder agreeing that they will not exercise their existing options, which the Additional Options are meant to supplement unless they receive prior written approval from the Company. The Options are being issued pursuant to the terms of the Company's omnibus plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 156 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: our ability to expand our discount club model into the United States and become a top five multi-state operator. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 10:00e 29-SEP-23